UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to ____________________
Commission file number 001-15955

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CoBiz Employees 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CoBiz Financial Inc.
821 17th Street Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CoBiz Employees 401(k) Advisory Committee

CoBiz Employees 401(k) Plan

Denver, Colorado

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the CoBiz Employees 401(k) Plan (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits (modified cash basis) for the years ended December 31, 2014 and 2013, and the supplemental schedules as of December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and the supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of CoBiz Employees 401(k) Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits (modified cash basis) for the years ended December 31, 2014 and 2013, on the basis of accounting described in Note 2.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, and the schedule of delinquent participant contributions for the year ended December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

EKS&H LLLP

June 11, 2015

Denver, Colorado

COBIZ EMPLOYEES 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS -
MODIFIED CASH BASIS
December 31, 2014 and 2013

	2014	2013

INVESTMENTS, AT FAIR VALUE
Mutual Funds	$37,133,084	$33,895,346
Guaranteed Interest Fund	9,349,079	8,347,455
Collective Investment Trust	7,736,663	5,565,672
CoBiz Financial Inc. Common Stock Fund	4,909,131	5,028,305
TOTAL INVESTMENTS	59,127,957	52,836,778

RECEIVABLES
Participant loans	1,017,735	1,114,061

NET ASSETS AVAILABLE FOR BENEFITS	$60,145,692	$53,950,839

The accompanying notes are an integral part of these financial statements.

 COBIZ EMPLOYEES 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS  -
MODIFIED CASH BASIS
For the Years Ended December 31, 2014 and 2013

	2014	2013
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS
Investment income:
Net appreciation in fair value of investments	$2,937,243	$9,365,899
Dividends and interest	649,243	543,866
Interest on participant loans	42,962	40,174
Total investment income	3,629,448	9,949,939

Contributions:
Participant	3,598,152	3,251,165
Company, net of forfeitures	1,614,839	1,068,743
Rollover	983,889	1,003,306
Total contributions	6,196,880	5,323,214

Deductions:
Benefits paid to participants	(3,618,728)	(4,685,264)
Administrative expenses	(12,747)	(12,717)
Total deductions	(3,631,475)	(4,697,981)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE PLAN TRANSFERS	6,194,853	10,575,172

Transfers out of the Plan	-	(3,326,899)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	53,950,839	46,702,566

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$60,145,692	$53,950,839

The accompanying notes are an integral part of these financial statements.

COBIZ EMPLOYEES 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 1 – DESCRIPTION OF PLAN

The following description of the CoBiz Employees 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan.  The Plan covers all full-time employees of CoBiz Financial Inc. and its wholly owned subsidiaries (the “Company”) who have attained age 21 and have worked for the Company for one month.  The Plan was created on January 1, 1991 and has been restated or amended thereafter to comply with new rules and regulations issued and applicable to the Plan.  The Plan has designated Principal Financial Group (Principal) as the Plan's recordkeeper and trustee.  Principal is also the custodian of participants’ investment in the Company’s common stock.    The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).    In 2012, the Company made the decision to close its trust department and sell its wealth transfer business and as a result, the accounts of employees from the Company’s trust department and wealth transfer business totaling approximately $3.3 million were transferred out of the Plan in the first quarter of 2013.

Contributions

Effective January 1, 2013, the Plan was amended to provide for an automatic deferral contribution equal to 3% of the participants’ pretax annual compensation.  Beginning in 2015, employee deferral contributions will auto-escalate 1% annually, up to 6%.  Participants may affirmatively elect a different percentage ranging from 1% to up to the maximum allowed by law of their pretax annual compensation, as defined in the Plan or up to $17,500 in 2014 and 2013,  subject to certain Internal Revenue Code (IRC) limitations.  If the participant attains age 50 during the Plan year, the participant may contribute a catch-up contribution of an additional $5,500 in 2014 and 2013. The Plan accepts Roth elective contributions made on behalf of participants, as defined in the Plan Document and subject to IRC limitations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds,  a collective investment trust fund, a common stock fund and guaranteed interest fund as investment options for participants.

Discretionary Contributions

The Company may contribute a discretionary contribution as determined annually by the Company’s Compensation Committee and such contributions are directed by the receiving participants’ investment election.  The match for 2013 was a dollar for dollar match of the employees’ elective contributions, limited to 4.5% of annual compensation.  In 2014, the match was a dollar for dollar match on employees’ elective contributions of up to 3%.  Employees’ elective contributions greater than 3% and up to 6% were eligible for a 50% match.

Participant Accounts

Principal is responsible for preparing, maintaining and allocating amounts to individual participant’s accounts.  Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions.  Participant accounts are adjusted for interest earned and dividends paid,  expenses charged,  and any appreciation or depreciation of investments.  The benefit to which a participant is entitled is the benefit provided from the participant’s deferral account, the earnings or losses thereon and the participant’s vested amount in their Company contribution account.

Vesting

Participants are vested immediately in their contributions plus actual earnings or losses thereon.  Vesting in the Company’s discretionary contribution portion of their accounts is based on years of continuous service.  A participant  vests 20% annually or is 100% vested after five years of credited service.  A year of credited service is considered to be when an employee has worked at least 1,000 hours with the Company during the plan year.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s value of the vested account balance.  Loan terms range from 1 to 5 years or up to 15 years if the loan is for the purchase of a participants’ primary residence.  A participant may only have one loan outstanding.  However, a second loan may be allowed for the purchase of the participant’s primary residence.  The loans are secured by a portion of the vested benefit in the Plan that is equal to the amount that is loaned to the participant.  The loans bear interest at rates that range from 3.25% to 4.25% which are commensurate with local prevailing rates as determined by the Plan administrator.  Loan principal and interest is paid ratably through semi-monthly payroll deductions.  Loans outstanding at December 31, 2014 mature on various dates from January 2015 through June 2029.  Participant loans are recorded in the financial statements at amortized cost.

Forfeitures

Forfeitures which occur pursuant to the Plan are applied to offset expenses and employer contributions as such obligations accrue.    In 2014 and 2013, there were no forfeitures applied against expenses.    For the years ended December 31, 2014 and 2013, employer contributions were reduced by $182,000 and $59,000, respectively, due to forfeitures.  At December 31, 2014 there were no forfeitures of terminated non-vested participant account balances available to offset future expenses and/or Company contributions while at December 31, 2013, forfeitures available to offset future expenses totaled $29,000.

Payment of Benefits

On termination of service, death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of time.    Participants start receiving required minimum distributions from the Plan the later of the year the participant retires or attains age 70½.  Benefits of $5,000 or less may be distributed automatically in a single sum unless an optional form of benefit is selected.  The participant’s interest portion held in the CoBiz Financial Inc. Common Stock Fund may be distributed in kind.

The Plan allows for hardship withdrawal to pay certain eligible expenses if the participant does not have other funds available for these expenses.  Internal Revenue Service (IRS) regulations require that a participant cannot make contributions to the Plan for six months after taking a hardship withdrawal.  In addition, participants will not receive matching contributions for the six months they are ineligible to participate in the Plan.

Any death benefit other than a lump sum distribution made to the participant’s spouse must be distributed no later than December 31st of the calendar year immediately following the calendar year in which the participant died, or December 31st of the calendar year in which the participant would have reached age 70½, whichever is later.  If the beneficiary of any death benefit other than a lump sum distribution is not a spouse, the distribution must be made beginning no later than December 31st of the calendar year immediately following the calendar year in which the participant died.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates and Basis of Accounting

The accounts of the Plan are maintained on the modified basis of cash receipts and disbursements as permitted by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.  This basis of accounting is not in accordance with accounting principles generally accepted in the United States.  Cash basis financial statements that adjust securities investments to fair value are considered to be prepared on a modified cash basis of accounting.  Under the modified cash basis of accounting, certain revenues and related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

The principal items that would be required to be reflected in the financial statements by accounting principles generally accepted in the United States (the amounts of which are not practicable to determine) are as follows:

•                  Accrual of all contributions owed at each year-end, but not received until the following year.

•                  Accrual of dividends declared, but not paid.

•                  Accrual of interest income from participant loans earned at each year-end, but not received until the following year-end.

•                  Accrual of Plan expenses and management fees incurred at each year-end, but not paid until the following year.

The preparation of financial statements in conformity with the modified cash basis of accounting may require management to make estimates and assumptions.  These estimates and assumptions may affect the reported amounts of assets and liabilities and, if applicable, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Certain amounts in the prior year’s balances have been reclassified to conform to the current year presentation.  Dividends were previously disclosed in the caption Net appreciation of fair value of investments in the Statements of Changes in Net Assets Available for Benefits – Modified Cash Basis and were reclassified to dividends and interest.  Dividends for the year ended December 31, 2014 and 2013 were $481,076 and $391,824, respectively.  The Plan also reclassified interest on loans out of the dividends and interest caption where it was disclosed in prior years.  These reclassifications had no effect on previously reported net assets available for benefits.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value in accordance with ASC 820 Fair Value Measurements and Disclosures (ASC 820).  Fair value is defined under ASC 820 as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  See Note 3 – Fair Value Measurements for detailed investment valuation methodologies used.

Purchases and sales of securities are recorded on a trade-date basis.  The Plan presents in the Statements of Changes in Net Assets Available for Benefits – Modified Cash Basis the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation on those investments.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Administrative fees are deducted from participant accounts.   Administrative fees cover for the cost of providing professional investment management, marketing the investment options, and the plan’s recordkeeping and service package.  The Company pays all other costs and expenses of maintaining the Plan.

Risks and Uncertainties

The Plan provides for various investment alternatives.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amount reported in the Statements of Net Assets Available for Benefits – Modified Cash Basis and the Statements of Changes in Net Assets Available for Benefits – Modified Cash Basis.  Additionally, some investments held by mutual funds are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about the issuers, different security transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

NOTE 3 – FAIR VALUE MEASUREMENTS

ASC 820, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  ASC 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements.

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement.  Therefore, a fair value measurement should be determined using assumptions that market participants would use in pricing an asset or liability.  As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity’s own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.  The Plan’s investment committee regularly reviews the fair value of investments held by the Plan, calculated utilizing a variety of factors taking into consideration Level 1, 2, and 3 inputs.

A description of the valuation methodologies used for assets measured at fair value, as well as the general classification of such assets pursuant to the valuation hierarchy, is set forth below.

Mutual Funds

Mutual funds include publicly traded mutual funds recorded at unit value.  Unit value is determined daily using publicly traded net asset value or share prices, adjusted for dividend rates and management fee rates.  The management fee rates are considered a Level 2 input.  However, the Plan has assessed the impact of the management fee rates on the overall fair value of the account and determined it is immaterial.  As a result, the fair value of the account in its entirety is classified as Level 1.

Guaranteed Interest Fund

The Plan has invested in the Guaranteed Interest Fund, which contains investment contracts.  Investment contracts held by a defined contribution plan are required to be reported at fair value.  Most participant transactions are executed using contract value without adjustment and therefore, contract value is a good proxy for fair value. The calculation of fair value utilizes a combination of the current interest rates based on remaining investment term at the reporting date as well as the interest rate on account.  The Statements of Net Assets Available for Benefits – Modified Cash Basis present the fair value of the investment contract.  As a result, the Plan has determined the Guaranteed Interest Fund is classified within Level 3 of the fair value hierarchy.

Collective Investment Trust

The collective investment trust (CIT) invests in a collective trust fund as well as a variety of separate accounts and mutual funds that seek total return consisting of long-term growth of capital and current income, consistent with the investment strategy of an investor with a specific target retirement date.  The CIT provides for daily redemptions by the Plan at reported net asset values with no restrictions and a one-day advance notice requirement.  Net asset value serves as a practical expedient to estimate the fair value of the CIT.

The CIT is comprised primarily of investments in the following: the Mellon EB DL Aggregate Bond Index (Mellon), Collective Trust Fund (non-publicly traded; audited financials available),  the Principal Large Cap S&P 500 Index Separate Account,  and the Principal Diversified International Inst Fund.  The fair value of the Mellon Collective Trust Fund and the separate accounts are not publicly quoted pricing inputs. The fair value of mutual funds is based on publicly quoted pricing inputs (Level 1). The fair value of all these investments is used in determining the net asset value of the collective investment trust, which is not publicly quoted.  Therefore, considering inputs used to determine the fair value of the CIT are Level 1 and 2, the overall CIT fair value is classified as Level 2.

CoBiz Financial Inc. Common Stock Fund

The CoBiz Financial Inc. Common Stock Fund contains the Plan’s investment in the Company’s common stock and is based on the unadjusted quoted market price.  As a result, the fair value of the account in its entirety is classified as Level 1.

The following tables present the Plan’s assets measured at fair value at December 31, 2014 and 2013, aggregated by the level in the fair value hierarchy within which those measurements fall.

		Fair value measurements using:
	Balance at December 31, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Mutual Funds:
Fixed Income	$3,601,275	$3,601,275	$-	$-
International Equity	5,297,821	5,297,821	-	-
Large U.S. Equity	15,714,057	15,714,057	-	-
Small/Mid U.S. Equity	12,519,931	12,519,931	-	-
Total Mutual Funds	37,133,084	37,133,084	-	-

Guaranteed Interest Fund	9,349,079	-	-	9,349,079
Collective Investment Trust	7,736,663	-	7,736,663	-
CoBiz Financial Inc. Common Stock Fund	4,909,131	4,909,131	-	-
Total Investments	$59,127,957	$42,042,215	$7,736,663	$9,349,079

		Fair value measurements using:
	Balance at December 31, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Mutual Funds:
Fixed Income	$2,954,295	$2,954,295	$-	$-
International Equity	5,545,919	5,545,919	-	-
Large U.S. Equity	13,404,582	13,404,582	-	-
Small/Mid U.S. Equity	11,990,550	11,990,550	-	-
Total Mutual Funds	33,895,346	33,895,346	-	-

Guaranteed Interest Fund	8,347,455	-	-	8,347,455
Collective Investment Trust	5,565,672	-	5,565,672	-
CoBiz Financial Inc. Common Stock Fund	5,028,305	5,028,305	-	-
Total Investments	$52,836,778	$38,923,651	$5,565,672	$8,347,455

A reconciliation of the beginning and ending balances of assets measured at fair value using Level 3 inputs follows:

	Guaranteed Interest Fund
	For the year ended December 31,
	2014	2013
Balance at January 1,	$8,347,455	$8,364,858
Interest	168,166	152,042
Unrealized gain	-	440,256
Fund transactions
Purchases	803,932	715,677
Sales	(1,052,517)	(1,328,242)
Transfers in	3,407,770	3,685,645
Transfers out	(2,325,727)	(3,682,781)
Balance at December 31,	$9,349,079	$8,347,455

Transfers in and out of the Guaranteed Interest Fund represent participant-directed transactions.

The tables  below provide information describing the significant inputs used to determine recurring fair value measurements categorized within Level 3 of the fair value hierarchy.

	Fair value at
Category	December 31, 2014	Valuation technique	Unobservable input	Rate*
Guaranteed Interest Fund	$9,349,079	Assumed proceeds at discontinuation	Composite guaranteed rate	2.00%

	Fair value at
Category	December 31, 2013	Valuation technique	Unobservable input	Rate*
Guaranteed Interest Fund	$8,347,455	Assumed proceeds at discontinuation	Composite guaranteed rate	2.00% - 2.10%
			Rate at year-end	2.00%

*Current interest rates are computed using applicable treasury rates plus 50 basis points.

NOTE 4 – INVESTMENTS

The following presents investments at December 31, 2014 and 2013 that represent 5% or more of the Plan’s net assets available for benefits.

	2014	2013

Guaranteed Interest Fund
Principal Life Insurance Company	$9,349,079	$8,347,455

Mutual Funds
Alger Capital Appreciation Inst	4,278,007	3,717,681
BlackRock Equity Dividend Inv A	-	3,574,747
BlackRock Equity Dividend I Fund	3,913,237	-
Principal Large Cap S&P 500 Index Inst	6,524,101	5,040,360
Principal MidCap S&P 400 Index Inst	3,247,998	3,149,660
Prudential Jennison MidCap Growth A	-	3,009,656
American Funds EuroPacific Gr R4	-	4,057,235
American Funds EuroPacific Gr R5	3,744,523	-

CoBiz Financial Inc. Common Stock Fund	4,909,131	5,028,305

The detail of net appreciation in fair value of investments follows:

	2014	2013
Net appreciation in fair value of investments:
Mutual Funds	$2,101,754	$6,613,167
Collective Investment Trust	413,670	739,220
CoBiz Financial Inc. Common Stock Fund	421,819	2,013,512
Total	$2,937,243	$9,365,899

NOTE 5 – GUARANTEED INTEREST FUND

The Plan has entered into a benefit-responsive investment contract with Principal.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  As discussed in Note 3 - Fair Value Measurements,  the contract is included in the financial statements at fair value,  as reported to the Plan by Principal.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (1) amendments to the Plan Documents (including complete or partial plan termination or merger with another plan), (2) changes to plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974.  The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk on the contract issuer or otherwise.  The average yield and crediting interest rates was 2.0% and 2.04% for 2014 and 2013, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer.  Interest rates are reviewed on a quarterly basis for resetting.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 3, 2004, that the Plan and related trust are designed in accordance with applicable sections of IRC.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes is included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the plan, and has concluded that at December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 8 – ADMINISTRATION OF PLAN ASSETS AND RELATED PARTY TRANSACTIONS

The Plan has designated Principal as the trustee of the Plan.  Officers or employees of the Company performed certain administrative functions.  No such officer or employee receives compensation from the Plan.

The Plan has entered into a benefit-responsive investment contract with Principal, who maintains contributions in a general account.  Principal is the plan Provider as designated by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Administrative fees paid to the Plan’s service provider for the year ended December 31, 2014 and 2013 amounted to approximately  $13,000.  Plan investments include mutual funds, a guaranteed interest fund, collective investment trusts managed by Principal, participant loans and investments in the Company’s common stock.  Principal is a trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest, which are exempt from prohibited transaction rules.    Loans to participants also quality as party-in-interest transactions, which are also exempt from prohibited transaction rules.

NOTE 9 – SUBSIDIARY PARTICIPATION

As new subsidiaries are acquired, the Company admits the subsidiaries’ employees into the Plan.  The following subsidiaries of the Company were included in the Plan as of December 31, 2014: CoBiz Insurance, Inc., Green Manning & Bunch, LTD., CoBiz Bank, and CoBiz Investment Management, LLC.  The operations of Green Manning & Bunch, LTD were discontinued effective March 31, 2015.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

COBIZ EMPLOYEES 401(K) PLAN

EIN 84-0826324, PLAN # 001

 SCHEDULE H, PART IV, LINE 4a;
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2014

Totals that Constitute Nonexempt Prohibited Transactions
	Participant			Contributions	Total Fully
	Contribution		Contributions	Pending	Corrected under
	Transferred Late	Contributions	Corrected	Correcting in	VFCP and PTE
Year	to Plan	Not Corrected	Outside VFCP	VFCP	2002-51
2014	$2,297	$-	$2,297	$-	$-

SUPPLEMENTAL INFORMATION

COBIZ EMPLOYEES 401(K) PLAN

EIN 84-0826324, PLAN # 001

 SCHEDULE H, PART IV, LINE 4i;
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

		Current
Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Value
Plan’s Interest in Mutual Funds
Alger Capital Appreciation Inst	Mutual Funds	$4,278,007
American Funds EuroPacific Gr R5	Mutual Funds	3,744,523
BlackRock Equity Dividend I Fund	Mutual Funds	3,913,237
Columbia Acorn International A	Mutual Funds	433,745
JP Morgan High Yield Select Fund	Mutual Funds	635,795
MFS Value R3	Mutual Funds	253,102
Oppenheimer Developing Markets A	Mutual Funds	1,119,553
PIMCO GNMA D Fund	Mutual Funds	153,858
PIMCO Total Return D	Mutual Funds	2,811,623
Principal Large Cap S&P 500 Index Inst*	Mutual Funds	6,524,101
Principal MidCap S&P 400 Index Inst*	Mutual Funds	3,247,998
Principal MidCap S&P 400 Index Inst*	Mutual Funds	1,965,635
Principal Real Estate Securities Institutional*	Mutual Funds	657,226
Principal SmallCap S&P 600 Index Institutional*	Mutual Funds	1,474,697
Principal SmallCap Value II Institutional Fund*	Mutual Funds	790,718
Prudential Jennison MidCap Growth Z	Mutual Funds	2,992,921
Wasatch Small Cap Growth Fund	Mutual Funds	1,390,735
Wells Fargo Advantage Growth Adm Fund	Mutual Funds	745,610
		$37,133,084
Plan’s Interest in the Guaranteed Interest Fund*
Principal Life Insurance Company Interest Fund	Guaranteed Investment Fund	$9,349,079

Plan's Interest in the Principal's Collective Investment Trust*
Trust (SM) Income	Collective Investment Trust	$104,716
Trust (SM) Target 2010	Collective Investment Trust	225,704
Trust (SM) Target 2015	Collective Investment Trust	990,880
Trust (SM) Target 2020	Collective Investment Trust	1,191,824
Trust (SM) Target 2025	Collective Investment Trust	1,139,744
Trust (SM) Target 2030	Collective Investment Trust	1,842,538
Trust (SM)Target 2035	Collective Investment Trust	821,531
Trust (SM)Target 2040	Collective Investment Trust	544,500
Trust (SM) Target 2045	Collective Investment Trust	376,944
Trust (SM) Target 2050	Collective Investment Trust	419,749
Trust (SM) Target 2055	Collective Investment Trust	77,979
Trust (SM) Target 2060		554
		$7,736,663

CoBiz Financial Inc.*	Common Stock Fund	$4,909,131

Participant loans with interest ranging from 3.25% to 4.25% with various maturities through June 2029, collateralized by participant vested account balances.*		$1,017,735

TOTAL PLAN ASSETS HELD FOR INVESTMENT		$60,145,692

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CoBiz Employees 401(k) Plan
Date: June 11, 2015	By:	/s/ Troy Dumlao
Advisory Committee

EXHIBITS INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm, EKS&H LLLP